NOV 30 2004

LATHAM & WATKINS

99 Bishopsgate
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United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
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Washington, D.C.

23 November 2004

File No. 082-34770

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

04046401

SUPPL

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find the Press Release titled "*Yara sees strong platform for profitable growth*" dated 19th November, 2004.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

PROCESSED
DEC 03 2004
THOMSON FINANCIAL

12/2

Enclosure

Yara sees strong platform for profitable growth

Oslo (2004-11-19): After being listed on the Oslo Stock Exchange in March, "the Viking ship" has experienced favorable winds in its sails this year, as Yara has strengthened its position as a global leader within the fertilizer industry. As the company today meets with its major investors and analysts for Yara's first Capital Markets Day, Yara CEO Thorleif Enger looks ahead to a future of solid demand and further growth.

Yara's ambition is to further strengthen its position as the leader of an industry that helps meet the challenge of feeding people across the globe. In a world where there is almost no potential for an increase in arable land, and where a higher standard of living requires more grain for animal feed, the only viable solution is to increase agricultural productivity. At the same time, global grain inventories are at the lowest levels in 20 years as consumption has surpassed production in four out of the last five years. Increased supply of mineral fertilizer will be necessary to meet future demand for increased food production.

"We are setting ambitious targets for our business. We want to be an industry shaper with respect to return on capital, product leadership and financial discipline. As a leader in mineral fertilizers, we deliver products that provide a highly profitable investment for growers, and we will continue to do so. Based on our cost effective production system, we are also developing new and exciting industrial products, for example within the environmental arena. This will help us expand our platform for growth in the future. We therefore believe that Yara today stands out as an attractive company," says President and CEO Thorleif Enger.

At the Capital Markets Day Yara presents a "supply-driven scenario" illustrating average annual earnings for the next four years assuming that the currently weak dollar and high forward energy prices prevail. The scenario is not a prediction of future results, but a "what-if" scenario responding to current financial market concerns about the prospects of all energy intensive industry. The scenario, which conservatively assumes production overcapacity in all years (currently not the case), removal of existing favorable gas cost link to fuel oil and no significant growth, shows a calculated average EPS of NOK 7.00-7.50 per year from 2005 to 2008. In an alternative scenario based on 10-year historical average prices and currency rates, and Yara's business model and fixed costs of today, the EPS would have been approximately NOK 9.00 per year.

Other important developments in the industry are:

- Grain production in 2004 is for the first year since 1999 expected to meet consumption, but global grain stocks stay low
- Fertilizer prices are above historical averages, as are energy costs
- New gas price regime in the US lifts "floor prices" of nitrogen fertilizer
- New fertilizer production capacity expected over the next few years similar to historical growth in demand

"Yara has a unique global presence and business model, which is key to reducing risk. Our Downstream and Industrial segments, which constitute more than half of the business, reduce Yara's exposure to fertilizer prices. We are confident that Yara is well positioned for further profitable growth," said Thorleif Enger.

The complete presentation material is found at
http://www.yara.com/en/investor_relations/presentations/capital_markets_day/index.html

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.
